Exhibit 99.2

     FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND

            AND ANNOUNCES NEW SHARE REPURCHASE PROGRAM


NEW YORK, NY:  June 4, 2007 - Financial Federal Corporation (NYSE:
FIF) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable July 10, 2007 to stockholders of record at the close of business on June 22, 2007. The dividend rate is the same as the prior quarter.

The Company also announced its Board of Directors authorized a new $50 million common stock and convertible debt repurchase program. The program does not have an expiration and the Company can change or close it any time. Repurchases will depend on liquidity, receivables growth, leverage, operating cash flow, common stock and convertible debt price, and market and other conditions. Repurchases may be made in the open market or in private transactions and the Company is not obligated to make any repurchases.

The Company completed its prior repurchase program in May 2007 after repurchasing 1,864,000 shares of common stock for $50.0 million since resuming it in March 2007. The Company currently has
25.8 million shares of common stock and $175.0 million of convertible debt outstanding.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.


Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and waste services equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.


CONTACT:  Steven F. Groth
          Chief Financial Officer
          (212) 599-8000